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09050012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

January 7, 2009

Act	Securities Exchange Act of '34
Section	10(b)
Rule	10b-17, Reg M 101 & 102
Public Availability	1/7/09

Richard F. Morris
Deputy General Counsel
WisdomTree Asset Management, Inc.
380 Madison Avenue, 21st Floor
New York, NY 10017

PROCESSED
MAR 17 2009
THOMSON REUTERS

Re: **WisdomTree Trust Dreyfus Emerging Currency Fund**
File No. TP 08-84

Dear Mr. Morris:

In your letter dated January 7, 2009, as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), WisdomTree Trust (the "Trust") on behalf of itself, and any national securities exchange or national securities association on or through which shares of the fund ("Shares") are listed (each a "Listing Exchange") and/or may subsequently trade, ALPS Distributors, Inc. and persons or entities engaging in transactions in Shares, including Authorized Participants (as defined in your letter), requests from the Staff, or from the Securities and Exchange Commission ("Commission"), an exemption from Rule 10b-17 and interpretive relief regarding Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act"). We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Trust was organized on December 15, 2005, as a Delaware statutory trust. The Trust is registered with the Commission under the Investment Company Act of 1940 (as amended "1940 Act") as an open-end management investment company. The Trust currently consists of 50 separate investment portfolios, one of which is the subject of this request for relief, the WisdomTree Dreyfus Emerging Currency Fund (the "Fund"). The Fund will seek (i) to earn current income reflective of money market rates in developing or emerging market currencies available to foreign investors, and (ii) to provide exposure to changes in the value of developing or emerging market currencies relative to the U.S. Dollar. The Fund seeks to achieve its investment objective by investing in short term securities and instruments designed to provide exposure to the currencies and money market rates of a specified set of developing or emerging market countries in three regions of the world: (i) Asia, (ii) Latin America, and (iii) Europe, the Middle East, and Africa.

While the Fund will not seek to track the performance of an underlying index, the Fund will otherwise operate in a manner substantially identical to the operation of the Prior ETFs. In your letter you also represent the following:

- Shares of the Fund will be issued by an open-end management investment company that is registered with the Commission;

- The Fund will continuously redeem, at net asset value ("NAV"), Creation Unit aggregations of 50,000 Shares, and the secondary market price of the Shares should not vary substantially from the NAV of such Shares;

- Shares of the Fund will be listed and traded on NYSE Arca;

- The Fund intends to invest substantially all of its assets in non-convertible fixed income securities and U.S. or non-U.S. money market securities that are rated "investment grade" by at least one nationally recognized statistical ratings organization;

- No portfolio security held by the Fund (other than Government Securities and Foreign Government Securities) will represent more than 30% of the weight of the Fund and the five highest weighted portfolio securities of the Fund (other than Government Securities and/or Foreign Government Securities) will not in the aggregate account for more than 65% of the weight of the Fund;

- The Fund intends to diversify that portion of its portfolio not invested in Government Securities and/or Foreign Government Securities by investing in multiple non-affiliated issuers;

- On each Business Day, prior to the opening of the NYSE, the Fund will disclose on the Fund's Website, the identities and quantities of the money market securities and other assets held by the Fund (*i.e.*, the Portfolio Securities) that will form the basis for the Fund's calculation of NAV at the end of the Business Day;

- The Fund's Website will also contain the following information on a per-Share basis, for the Fund: (1) the prior Business Day's closing NAV and closing market price (based on the mid-point of the bid-asked spread at the time the Fund's NAV is calculated or the close of ETF trading on the Listing Exchange ("Bid-Asked Price")), and a calculation of the premium or discount of the Bid-Asked Price in relation to the closing NAV; and (2) data for a period covering at least the four previous calendar quarters (or life of the Fund, if shorter) indicating how frequently the Fund's Shares traded at a premium or discount to NAV based on the daily Bid-Asked Price and closing NAV, and the magnitude of such premiums and discounts;

- The Listing Exchange will disseminate: (i) continuously throughout the trading day, through the facilities of the consolidated tape, the market value of a Share, and (ii) every 15 seconds throughout the trading day, a calculation of the estimated NAV of a Share; and

- Information about the Shares and the prices of the securities and other instruments held by the Fund, including information with respect to fluctuations in currency exchange rates (one of the principal factors expected to effect daily fluctuations in the NAV of the Fund), will be readily available from a variety of sources throughout each Business Day.

Response:

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Trust is a registered open-end management investment company that will continuously redeem at NAV Creation Unit size aggregations of the Shares of the Fund, and the secondary market price of the Shares of the Fund should not vary substantially from the NAV of such Shares, which is based on the value of the portfolio securities and the other assets held by the Fund, the Staff hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M with respect to the Fund, thus permitting persons who may be deemed to be participating in a distribution of

Shares of the Fund to bid for or purchase such Shares during their participation in such distribution.[1]

The Staff also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of Shares of the Fund and the receipt of Redemption Securities in exchange therefor by a participant in a distribution of Shares of the Fund would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will continuously redeem at NAV Creation Unit size aggregations of the Shares of the Fund, the Staff hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M with respect to the Fund, thus permitting the Fund to redeem Shares of the Fund during the continuous offering of such Shares.

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

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[1] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing portfolio securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Commission has determined to grant an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[2]

The foregoing exemption from Rule 10b-17 under the Exchange Act and the interpretive advice regarding Rules 101 and 102 of Regulation M are based solely on your representations and the facts presented to the Staff, and are strictly limited to the application of those rules to transactions involving the Shares of the Fund under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemption from Rule 10b-17 under the Exchange Act and the interpretive advice regarding Rules 101 and 102 of Regulation M are subject to the condition that such transactions in Shares of the Fund, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

The exemption and interpretations are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on the exemption and interpretations are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on the exemption and interpretations. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of
Trading and Markets,
pursuant to delegated authority,

Josephine J. Tao
Assistant Director

Attachment

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[2] We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the Fund. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

WISDOMTREE℠

RECEIVED

2009 JAN -9 PM 12: 03

January 7, 2009

Josephine Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of WisdomTree Trust, *et al.*, for Exemptive Relief from Rule 10b-17 and Interpretive Relief Regarding Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 for the WisdomTree Dreyfus Emerging Currency Fund

Dear Ms. Tao:

SUMMARY OF REQUEST FOR RELIEF

We are writing on behalf of WisdomTree Trust ("Trust") and the WisdomTree Dreyfus Emerging Currency Fund (the "Fund"), a series of the Trust described herein. The Trust, on behalf of itself, any national securities exchange or national securities association on or through which shares of the Fund ("Shares")[1] are listed (each, a "Listing Exchange") and/or may subsequently trade (with each such market referred to herein as a "Market")[2], ALPS Distributors, Inc. ("Distributor") and persons or entities engaging in transactions in Shares, including Authorized Participants (as defined below), hereby requests, as appropriate, from the staff of the Division of Trading and Markets ("Staff") of the Securities and Exchange Commission ("Commission"), or from the Commission, an exemption from, Rule 10b-17and interpretive relief regarding Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934

[1] The Trust intends to list the Shares of the Fund described herein. The Commission has approved a proposed rule change by NYSE Arca, Inc. to permit it to list the Shares pursuant to Section 19(b) of the Exchange Act. *See* Securities Exchange Act Release No. 58564 (September 17, 2008). In addition, the Commission granted the requested relief to the Trust from the application of certain sections of the Investment Company Act of 1940 ("1940 Act") and the rules promulgated thereunder (*see* Rel. Nos. IC –28174 (February 27, 2008); IC-28471 (October 27, 2008)).

[2] In the future, the Trust may determine to list Shares on a Market other than the Listing Exchange. If the Trust lists Shares on a Market other than the Listing Exchange, Shares will be listed in accordance with exchange listing standards that are, or will become, effective pursuant to Section 19(b) of the Exchange Act. If the Shares also trade on a Market pursuant to unlisted trading privileges, such trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Exchange Act Section 19(b).

("Exchange Act"). The Fund is intended to operate as an exchange traded fund organized as an open-end investment company (an "ETF").

The Staff has previously issued relief substantially identical to that requested herein to index-based ETFs that are listed and traded on a national securities exchange and that meet certain other conditions ("Prior Index ETFs").[3] The Fund described herein is not index-based and therefore may not rely on such relief. The Trust notes that its proposal — the creation and issuance by an investment company of shares that individually trade on an exchange, but that in large aggregations can be purchased from and redeemed with the issuing investment company — is no longer novel. The Commission has in the past fourteen years considered and approved many proposals similar to this proposal.[4] Some of these products have been trading publicly for years, and the Trust is not aware of any abuses associated with them. Indeed, several of the products have been so embraced by investors that they routinely are among the highest volume securities on the exchanges on which they trade. In addition, the SEC has granted substantially identical relief to the other series of the Trust.[5]

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[3] *See* Letter from James A. Brigagliano to Wilkie Farr & Gallagher, LLP regarding Class Relief for Fixed Income Exchange Traded Index Funds, dated April 9, 2007 (the "Fixed Income Class Relief Letter"); Letter from James A. Brigagliano to PowerShares Exchange Traded Fund Trust regarding Class Relief for Exchange Traded Index Funds, dated October 24, 2006; Letter from Catherine McGuire, Esq., Chief Counsel Division of Market Regulation to the Securities Industry Association Derivative Products Committee, dated November 21, 2005 (the "SIA" Letter); Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Ira Himmerman, Senior Vice-President and General Counsel, Securities Industry Association, dated January 3, 2005 re no action relief from rule 200(g) of Regulation SHO; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Claire P. McGrath, Vice President and Special Counsel, American Stock Exchange LLC, dated August 17, 2001.

[4] The SEC has previously granted exemptive or no-action relief under Rules 10a-1; 10b-6; 10b-7; 10b-10; 10b-13; 10b-17; 11d1-2; 15c1-5; 15c1-6 and Regulation M under the Exchange Act similar to that requested here. *See e.g.*, Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated January 22, 1993 with respect to trading of SPDR Trust, Series 1; Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated April 21, 1995 with respect to trading of MidCap SPDR Trust; Letters from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to Stuart M. Strauss, Gordon Altman Butowsky, dated December 14, 1998 and December 22, 1998, respecting the trading of the Select Sector SPDR Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated March 3, 1999 with respect to the trading of the Nasdaq 100 Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn dated May 16, 2000 with respect to the trading of the iShares Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown & Platt dated September 26, 2000 with respect to the trading of the streetTRACKS® Series Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to W. John McGuire, Morgan, Lewis & Bockius LLP dated July 25, 2002 with respect to the trading of various series funds of the iShares Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown Rowe & Maw dated October 21, 2002 with respect to the trading of the Fresco℠ Index Shares Fund; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius LLP dated September 25, 2003 with respect to the trading of the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and the iShares Lehman U.S. Aggregate Bond Fund (each a series of the iShares Trust).

[5] *See* Letter from Josephine Tao to Richard F. Morris regarding WisdomTree Trust, dated May 9, 2008 ("May 9, 2008 Letter"); Letter from James A. Brigagliano, Acting Associate Director, Division of Market

Unlike Prior Index ETFs which have received exemptive and no-action relief, the investment adviser to the Fund will select securities consistent with the Fund's investment objective and policies without reference to the composition of an index. The Staff has recently issued relief substantially identical to that requested herein to non-index based or "actively managed" ETFs ("Actively Managed ETFs"; together with the Prior Index ETFs, the "Prior ETFs"), that are listed and traded on a national securities exchange and that meet certain other conditions.[6] The Fund will operate in a manner substantially identical to the Prior ETFs. For example, the Fund will disclose its portfolio holdings on a daily basis. In addition, information about the prices of the securities and other instruments held by the Fund is readily available from a variety of sources. The Authorized Participants (defined below) and other institutional investors expected to invest in the Fund have access to this information and will be able to make their own assessment of the value of the Fund's portfolio. Moreover, information respecting fluctuations in currency exchange rates, one of the principal factors expected to effect daily fluctuations in the NAV of the Fund, is readily available to the marketplace throughout each Business Day (defined below). Other than not attempting to replicate an index, the Fund, except as specifically described herein, meets the terms of the Fixed Income Class Relief Letter. ETFs limiting their investments to such fixed income securities have been granted relief from Rules 101 and 102 of Regulation M under the Exchange Act by the Fixed Income Class Relief Letter.[7]

The Commission has also granted exemptive and no-action relief to exchange traded products ("ETPs") that are not organized as investment companies but that also seek to provide exposure to a foreign currency.[8] None of these ETPs tracks an index.

Regulation, to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated June 15, 2006; Letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Richard F. Morris, WisdomTree Investments, Inc., dated October 12, 2006.

[6] See May 9, 2008 Letter, supra n. 5; Letter from Josephine J. Tao, Assistant Director, Division of Trading and Markets, to Foley & Lardner LLP regarding Bear Stearns Active ETF Trust, dated March 24, 2008; Letter from James A. Brigagliano, Associate Director, Division of Trading and Markets, to Clifford Chance US LLP regarding PowerShares Actively Managed Exchange Traded Fund Trust, dated April 4, 2008.

In its May 9, 2008 Letter, the Staff stated that it has repeatedly expressed its views on Exchange Act Section 11(d)(1) and Exchange Act Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 with respect to ETFs that are not tied to an index. The Staff stated that it therefore would not respond to requests for relief under Section 11(d)(1) or Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 relating to ETFs that are not managed to track a particular index unless they present novel or unusual issues. Because the Trust does not believe that the creation, redemption, listing or trading of Shares in the Fund should present any novel or unusual issues not presented by the May 9, 2008 Letter, the Trust does not request relief from Section 11(d)(1) or Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 under the Exchange Act.

[7] In the Fixed Income Class Relief Letter, relief from Rules 101 and 102 of Regulation M under the Exchange Act was conditioned on the representation that: (i) no component security (excluding a Treasury Security) may represent more than 30% of the weight of the fixed income ETF; (ii) the five highest component securities in the fixed income ETF may not account for more than 65% of the aggregate of the fixed income ETF; and (iii) the fixed income ETF (except where the fund consists entirely of exempted securities) must include a minimum of 13 non-affiliated issuers. These conditions were not required, however, where the fixed income ETF was wholly comprised by non-convertible fixed income securities that are rated "investment grade" by at least one NRSRO.

[8] *See* Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to George T. Simon, Foley & Lardner, LLP, dated December 5, 2005, with respect to the Euro Currency Trust.

For these reasons, we do not believe that the Funds raise any significant new regulatory issues.

This Letter is divided into six parts. Part I is a description of the Trust and the Funds, Part II is a description of the Trust's disclosure documents with respect to its Shares, Part III is a comparison of the Trust against Prior ETFs, Part IV contains a discussion of the dissemination of information regarding Shares, Part V contains the requests for relief and Part VI is the conclusion.

PART I

A. The Trust And the Fund

The Trust was organized as a Delaware statutory trust on December 15, 2005 and is authorized to have multiple series or portfolios, one of which is the subject of this request. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company and currently offers fifty (50) separate investment portfolios.

The Trust intends to list the Shares on NYSE Arca ("Arca"). The Trust will offer and sell such shares pursuant to an amendment to its Registration Statement (Registration Nos. 811-21864 and 333-132380) on Form N-1A under the 1940 Act and the Securities Act of 1933 ("1933 Act"). A Registration Statement describing the Fund was filed with the SEC on January 4, 2008 and became effective on April 4, 2008.

The Fund seeks to earn current income reflective of money market rates in developing or emerging market currencies available to foreign investors, as well as provide exposure to changes in the value of developing or emerging market currencies relative to the United States Dollar. The Fund seeks to achieve its investment objective by investing in short term securities and instruments designed to provide exposure to the currencies and money market rates of a specified set of developing or emerging market countries in three regions of the world: (i) Asia, (ii) Latin America, and (iii) Europe, the Middle East, and Africa. The Fund attempts to achieve exposure to the most liquid currencies within each of the three broad regions, while at the same time maintaining geographic and economic diversity across these regions. The set of countries is selected and reconstituted on an annual basis with similar allocations to each country being established (in US dollar terms) at the reconstitution date and consequently reset each quarter. While the fund is actively managed, it will strive to adhere to these general parameters in both currency selection and approximate allocation, unless it is believed to be to the detriment of the fund. The reconstitution and allocation is described in more detail below.

A basket of up to 12 currencies is selected annually from a pool of eligible currencies to provide a representative and diversified proxy for emerging and developing market currencies relative to the Dollar. Countries and their capital markets are first classified as frontier, emerging, developing, and developed markets based on a number of quantitative and qualitative factors to determine eligibility. Only the currencies of countries and capital markets classified as developing or emerging markets will be deemed eligible. The selection of the constituent currencies is then driven by the liquidity and tradability of the individual currencies, a country's economic and capital market development, and optimizing regional and economic diversification. The Fund will seek to provide an equally-weighted exposure to these currencies that will be rebalanced on a quarterly basis.[9] In order to maintain geographic diversity, the Fund's exposure to each of the three broad geographic regions is limited to 45% of its total asset value on the annual assessment date and at each quarterly rebalancing. The basket will be reconstituted each year following a similar classification and selection process, to include from eight (8) to twelve (12) currencies. At launch, the Fund initially will select a subset of the following markets: Brazil, Chile, China, the Czech Republic, Hungary, India, Israel, Malaysia, Mexico, Poland, Russia, Singapore, South Africa, South Korea, Taiwan, Thailand, and Turkey. The pool of currencies from which the Fund will comprise the basket, as well as the Fund's classification and selection process will be disclosed in the Fund's prospectus.

Because the market for money market securities in developing or emerging markets generally is less liquid and accessible to foreign investors than corresponding markets in more developed countries, the Fund intends to achieve exposure to currency markets of developing or emerging market countries by investing primarily in short term U.S. money market securities and forward currency contracts and swaps of the constituent currencies. Eligible investments for the Fund will include commercial paper, time deposits and certificates of deposits, asset-backed securities, corporate notes, government securities (as defined in section 3(a)(42) of the Exchange Act)("Government Securities") and repurchase agreements. The Fund intends to invest substantially all of its assets in non-convertible fixed income securities and U.S. or non-U.S. money market securities that are rated "investment grade" by at least one nationally recognized statistical ratings organization. No portfolio security held by the Fund (other than Government Securities and similar obligations of foreign governments or agencies of foreign governments ("Foreign Government Securities")) will represent more than 30% of the weight of the Fund and the five highest weighted portfolio securities of the Fund (other than Government Securities and/or Foreign Government Securities) will not in the aggregate account for more than 65% of the weight of the Fund. The Fund intends to diversify that portion of its portfolio not invested in Government Securities and/or Foreign Government Securities by investing in multiple non-affiliated issuers.

The combination of U.S. money market securities with forward currency contracts and currency swaps is designed to create a position economically similar to a money market security denominated in each of the respective currencies. In aggregate, these combined exposures should create an economically similar exposure to a basket of money market securities denominated in different developing or emerging market currencies.

B. Other Parties

1. Adviser and Sub-Adviser

The Fund will be advised by WisdomTree Asset Management, Inc. ("Adviser") pursuant to an Investment Advisory Agreement between the Trust and the Adviser. WisdomTree Asset Management is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser has offices located at 380

[9] More frequent rebalancings may occur in response to significant market events. A significant event might include, for example, market conditions that disrupt liquidity or result in the reclassification of a currency (from emerging to developed, for example), Currencies that generally would be considered liquid may be ineligible for investment or dropped from the Fund as a result of government action or other market events if the Adviser believes doing so would be in the best interest of the Fund.

Madison Avenue, 21st Floor, New York NY 10017. The Adviser is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with Arca or any other Market, or the Distributor (as defined below). The Adviser may designate one or more sub-advisers (each, a "Sub-Adviser") for the Fund.

The Adviser or the Sub-Adviser chooses the Fund's portfolio investments and places orders to buy and sell the Fund's portfolio investments. Any Sub-Adviser will not be affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Adviser, the Distributor, Arca or any other Market.

2. Distributor and Authorized Participants

ALPS Distributors, Inc., a broker-dealer registered under the Exchange Act and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") , will act as the distributor and principal underwriter of the Creation Units of Shares ("Distributor"). The Distributor will distribute Shares on an agency basis. The Distributor is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Adviser, Sub-Adviser, Arca or any other Market.

Entities that have entered into an agreement with the Distributor to become "Authorized Participants" may place orders with the Distributor to purchase or redeem Creation Units, as described in Part II D. below. The Authorized Participants are not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Adviser, Sub-Adviser, Arca or any other Market.

3. Administrator/Custodian/Transfer Agent/Securities Lending Agent/Fund Accounting Agent

The Trust may appoint the Adviser or other service providers to act as administrator ("Administrator"), custodian ("Custodian"), transfer agent ("Transfer Agent"), Fund Accounting Agent ("Fund Accounting Agent") and securities lending agent ("Securities Lending Agent") for the Trust. The identity of the Adviser, Sub-Adviser, Administrator, Custodian, Transfer Agent and Fund Accounting Agent will be disclosed in the Prospectus. If any such persons are "affiliated" persons within the meaning of Section 2(a)(3) of the 1940 Act with the Trust, the Adviser or the Distributor, such affiliation will also be disclosed and the performance of their duties and obligations will be conducted within the provisions of the 1940 Act and the rules thereunder.

C. Shares

As described in subparts I.D. through I.F. below, the Fund will issue and redeem its Shares only in aggregations of 50,000 Shares or multiples thereof ("Creation Units"). Shares will not be individually redeemable; only Shares combined into Creation Units will be redeemable. The Trust intends that the initial NAV of Shares will be established at a level convenient for trading purposes.[10] Purchasers of Creation Units will be able to unbundle the Creation Units into the individual Shares comprising such Creation Unit.

[10] The Trust believes that a convenient trading range will be between $25 - $100 per Share and the Trust reserves the right to declare a share split, or a reverse share split, if the trading price over time deviates significantly from such price range. Each shareholder will have one vote per Share.

It is not expected that the Fund's Distributor will maintain a secondary market in individual Shares. The Listing Exchange will designate one or more member firms to act as a "Lead Market Maker" responsible for maintaining depth and quality of trading in the Shares. The "Lead Market Maker" has quote and execution obligations and the responsibility for keeping tight spreads in the Shares. The Shares will trade on the Listing Exchange in a manner similar to the shares of the Prior ETFs that are listed on Arca or another Market.[11]

Shares will be registered in book-entry form only; the Fund will not issue individual certificates for Shares. The Depository Trust Company ("DTC") will serve as securities depository for Shares and DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant"). Beneficial owners of Shares ("Beneficial Owners") will receive, at the Fund's expense, all of the statements, notices, and reports required under the 1940 Act and other applicable laws ("Required Materials").

The Trust understands that under existing industry practice, in the event the Trust requests any action of Beneficial Owners of Shares, or a Beneficial Owner desires to take any action that DTC, as the record owner of all outstanding Shares, is entitled to take, DTC would authorize the DTC Participants to take such action and that the DTC Participants would authorize the indirect participants and Beneficial Owners acting through such DTC Participants to take such action and would otherwise act upon the instructions of Beneficial Owners owning Shares through them. As described above, the Trust will recognize DTC or its nominee as the record owner of Shares for all purposes.

Accordingly, to exercise any rights of a holder of Shares, each Beneficial Owner must rely upon the procedures of (1) DTC, (2) DTC Participants and (3) brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such Beneficial Owner holds its interest. Moreover, because the Trust's records will reflect ownership of Shares by DTC only, the Trust will furnish the Required Materials to the DTC Participants who, in turn, will be responsible for distributing them to the Beneficial Owners. This arrangement is identical to that of all Prior ETFs.

D. Purchasing Shares

The Trust will offer, issue and sell Shares of the Fund in Creation Units through the Distributor on a continuous basis at the net asset value (sometimes referred to herein as "NAV") per share next determined after receipt of an order in proper form. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the New York Stock Exchange ("NYSE") (ordinarily 4:00 p.m. Eastern Time ("ET")), on each day that the NYSE is open for business (each such day a "Business Day"). The Trust will sell and redeem Creation Units of each Fund on every Business Day and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than (a) any period during which the NYSE is closed other than customary weekend and holiday closings, (b) any period during which trading on the NYSE is restricted, (c) any period during

[11] The Trust expects that the trading of Shares on any other Market would be conducted in a similar manner.

which an emergency exists as a result of which disposal by the Trust of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Trust to determine the value of its net assets, and (d) for such other periods as the Commission has by order permitted in connection with certain international funds and may by order permit for the protection of holders of Shares. The Fund will always have a fixed number of Shares in a Creation Unit as specified in the Prospectus for the Fund.[12]

As discussed above, individual Shares will be listed on the Listing Exchange (or another Market) and traded in the secondary market in the same manner as other equity securities and the units or shares (as the case may be) of Prior ETFs currently listed and trading thereon. The price of Shares trading in the secondary market will be based on a current bid/offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Fund. Transactions involving the sale of Shares in the secondary market -- which will be between purchasers and sellers and will not involve the Fund -- will be subject to customary brokerage commissions and charges. This also is the method employed by SPDRs, BLDRS, streetTRACKS, iShares, VIPERs, Select Sector SPDRs, and the individual securities of other Prior ETFs. Like those products, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that Shares do not trade at a material premium or discount in relation to NAV.

Redemptions of Shares of the Fund in Creation Units will be made by the Trust in a similar manner, but the process is reversed. Shares may only be directly purchased, or redeemed, by or through an entity which is an "Authorized Participant" (i.e., (i) a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the NSCC, a clearing agency that is registered with the SEC; or a DTC Participant, and (ii) which has executed an agreement with the Distributor with respect to creations and redemptions of Creation Unit Aggregations). Authorized Participants may be, but are not required to be, members of the Primary Listing Market. Authorized Participants are generally broker-dealers and are not compensated by the Trust or any Fund in connection with the issuance or redemption of Shares.

E. Procedures Applicable To Purchases Of the Fund

1. Deposits of Currency and/or Securities.

To purchase Shares directly from the Fund, an Authorized Participant must deposit with the Fund the required cash amount (the "Portfolio Deposit"). Each Business Day, prior to the opening of trading on the Listing Exchange, the Adviser or Sub-Adviser will make the required Portfolio Deposit available through the National Securities Clearing Corporation ("NSCC").

2. Placement of Purchase Orders.

As mentioned above, all purchase orders for Shares in Creation Units of the Fund must be placed by or through an Authorized Participant. A purchase order must be received by the Distributor prior to the Fund's purchase cut-off time, in order to receive that day's NAV per

[12] Assuming a Creation Unit of 50,000 Shares and $25 per Share price for a Fund as of the first day of trading on the Listing Exchange, the Creation Unit value on such day would be $1,250,000.

Share. All other procedures set forth in the Participant Agreement must be followed in order for an Authorized Participant to receive the NAV determined on that day. The Custodian shall cause any sub-custodian(s) of the Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Portfolio Deposit, with any appropriate adjustments as advised by the Trust.

Purchases of Creation Units of Shares of the Fund by an Authorized Participant generally will settle no later than the third (3rd) Business Day following the Transmittal Date (generally expressed as "T+3").[13] However, when a relevant local market is closed due to local market holidays, the local market settlement process will not commence until the end of the local holiday period.

3. Transaction Fee on Purchases of Creation Units.

The Trust may impose transaction fees ("Transaction Fees") in connection with the purchase of Creation Units. The exact amount of any such Transaction Fees for the Fund will be determined by the Trust. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the purchase of Creation Units.

The maximum Transaction Fee, and any variations or waivers thereof, will be fully disclosed in the current Prospectus. From time to time and for such periods as the Trust in its sole discretion may determine, the Transaction Fees for purchase or redemption of Creation Units of the Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then current Registration Statement for the Fund. Such Transaction Fees will be limited to amounts that will have been determined by the Adviser to be appropriate and will take into account transaction and operational processing costs associated with the recent purchases and sales of the securities held by the Trust. In all cases such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

F. Procedures Applicable To Redemptions Of the Fund

1. Redemption Proceeds.

The payment upon redemption ("Redemption Payment") for the Fund will generally consist entirely of cash in an amount equal to the NAV of a Creation Unit. The Redemption Payment also may consist of a specified amount of cash and U.S. money market instruments. The Adviser or Sub-Adviser will make the composition of the Redemption Payment available through NSCC, DTC or the Distributor.

2. Placement of Redemption Orders.

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[13] To the extent that the standard for the delivery and settlement of Deposit Securities is shortened from T+3 to T+2, T+1 or even T, the time for the delivery and settlement of purchases or redemptions of Creation Units of Shares of the Fund by an Authorized Participant may be similarly shortened.

Orders to redeem Shares in Creation Units of the Fund must be delivered by an Authorized Participant; investors other than Authorized Participants are responsible for making arrangements for a redemption request to be made through an Authorized Participant. An order to redeem Shares in Creation Unit(s) of the Fund is deemed received by the Trust on the Transmittal Date if: (i) such order is received by the Transfer Agent not later than the Fund's redemption cut-off time on the Transmittal Date; (ii) such order is accompanied or followed by the requisite number of Shares of the Fund specified in such order; and (iii) all other procedures set forth in the Participant Agreement are properly followed. Deliveries of portfolio securities to redeeming Authorized Participants generally will be made within three Business Days.

Because the Portfolio Securities and other financial instruments of the Fund may trade on days that the listing exchange for the Fund is closed or are otherwise not Business Days for the Fund, stockholders may not be able to redeem their Shares of the Fund, or to purchase and sell shares of the Fund on the listing exchange for the Fund, on days when the NAV of the Fund could be significantly affected by events in the relevant markets.

3. Transaction Fee on Redemption of Creation Units.

The Trust may impose Transaction Fees in connection with the redemption of Creation Units of the Fund. The exact amount of any Transaction Fee will be determined by the Trust for the Fund. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the redemption of Creation Units.

G. Dividend Reinvestment Service

The Trust will not make the DTC book-entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. The Prospectus will inform investors of this fact and direct interested investors to contact such investor's broker to ascertain the availability and a description of such a service through such broker. The Prospectus will also caution interested Beneficial Owners that they should note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the service and such investors should ascertain from their broker such necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions charges and other costs, if any, incurred in purchasing Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

H. Potential Investors And Users Of Shares

The Adviser believes there will be three main types of market participants interested in buying and selling Shares in Creation Units:

(1) institutional investors who wish to keep a portion of their portfolio tracking one or more non-U.S. currencies or who seek exposure to Non-U.S. Money Market Securities, and who choose Shares because they are a cost effective means to do so and/or because they can be bought and sold intra-day, unlike most investment company securities;

(2) arbitrageurs who seek to profit from any slight premium or discount in the market price of individual Shares on the Exchange versus the NAV of those Shares; and

(3)the Lead Market Maker, who may from time to time find it appropriate to purchase or redeem Creation Units in connection with its market-making activities on the Primary Listing Market.

The Adviser expects that secondary market purchasers of Shares will include both institutional and retail investors as is the case for current ETFs.

PART II

A. Disclosure Documents

The primary disclosure documents with respect to the Shares will be the Prospectus for the Fund. As with all investment company securities, the purchase of Shares in Creation Units from any Fund will be accompanied or preceded by a Prospectus.

With respect to disclosure in the Prospectus concerning the non-redeemability of Shares, the Trust and the Fund will observe the following policies: (1) the term "mutual fund" will not be used except to compare and contrast the Trust or the Fund with conventional mutual funds; (2) the term "open-end management investment company" will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the prospectus cover page or summary; (3) the front cover page of the Prospectus and the prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on a Market (which will be identified) and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, only in Creation Units; and (5) the Prospectus will clearly disclose that individual Shares prices may be below, above, or at the most recently calculated NAV.

The Prospectus will also indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for the Prior ETFs currently trading on a Market. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the Fund, a "distribution," as such term is used in the 1933 Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the 1933 Act. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter. The Prospectus will also state that dealers who are not "underwriters," but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(c) of the 1933

Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the 1933 Act.[14]

The Distributor will coordinate the production and distribution of the Prospectus to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of Shares.

B. Website

As discussed more fully in Part IV.B. below, the portfolio holdings of the Fund will be disclosed on the public website of the Primary Listing Market and/or the Trust.[15] The Trust's agent will calculate the Estimated NAV (discussed in Part IV.C. below) for the Fund. The Estimated NAV will be disseminated by the Primary Listing Market.

PART III

Comparison Of The Funds To The Prior ETFs That Have Sought Similar Commission Action And Received Similar Relief.

The Funds will operate in a manner substantially identical to the operation of the Prior ETFs. The Relief requested in this Letter is substantially identical to the relief granted by the Commission to the Prior ETFs.

PART IV

A. Availability Of Information Regarding the Fund And Shares

1. General.

The daily NAV for the Fund will be calculated by the Fund's accounting agent and disseminated each Business Day by the Fund. The NAV of the Fund generally will be calculated each Business Day as of the close of the NYSE and posted on the Fund's website shortly thereafter. It is the policy of the Trust to make the NAV of each ETF available to all market participants at the same time.

2. Information Provided to Authorized Participants.

All Authorized Participants may access the information described below. Applicants note that Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file ("PCF") from a third-party data vendor.

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[14] The Trust notes that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers' transactions in Shares (pursuant to Section 4(4) of the 1933 Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Market in connection with a sale on such Market, is satisfied by the fact that the Prospectus are available at such Market upon request. The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on the Market.

[15] The Trust will comply with its obligations, imposed by recent amendments to Form N-1A, to disclose in its policies and procedures with respect to the disclosure of its portfolio securities and to state in its Prospectus that a description of each Fund's policies and procedures is available in the SAI. See Release No. IC-26418.

3. Dissemination of Information about Creation and Redemption Baskets.

As discussed above, the Adviser or Sub-Adviser will make available through NSCC, DTC or the Distributor on each Business Day, prior to the opening of trading on Arca, the Portfolio Deposit and the Balancing Amount effective as of the previous Business Day, per outstanding Share of the Fund. A list of the names and amount of each security constituting the Redemption Securities will also be made available each Business Day.

B. Dissemination Of Information About the Fund's Portfolio Securities

The prices of the Fund's portfolio securities ("Portfolio Securities") are readily available from, as applicable, automated quotation systems, public sources, such as newspapers and other publications, and from a variety of on-line information services, such as Quotron, Bloomberg or Reuters, and other pricing services.

In addition, prior to the opening of the NYSE each Business Day, the Fund will disclose on the Fund's website ("Website") the identities and quantities of the money market securities and other assets held by the Fund (i.e., the Portfolio Securities) that will form the basis for the calculation of NAV at the end of such Business Day. The Website will be publicly accessible at no charge. This information will form the basis for such Fund's NAV calculation as of 4:00 pm ET on that Business Day.

C. Dissemination Of Information About Funds And Their Shares

In order to provide current Share pricing information for each Fund for use by investors, professionals and persons wishing to create or redeem Shares, the Listing Exchange will disseminate: (i) continuously throughout the trading day, through the facilities of the consolidated tape, the market value of a Share, and (ii) every 15 seconds throughout the trading day, separately from the consolidated tape, a calculation of the estimated NAV ("Estimated NAV") of a Share.[16] Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.

As with other Market listed stocks, Shares' closing prices, and certain other daily trading information, such as market prices and volume of Shares, will be broadly available on a real time basis throughout the trading day. The Trust expects that the previous day's closing price and volume information will be published daily in the financial sections of many newspapers. In addition, the Trust expects, given the past history of Prior ETFs, that Shares will be followed by stock market and mutual fund professionals as well as investment advisers who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. Market listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public. Also, the Listing Exchange

[16] The Estimated NAV of each Fund's Shares is calculated by taking the value of the Foreign Currency Deposit and/or Deposit Security (converted into dollars based on current foreign currency exchange rates) by the number of shares of that security contained in the Creation Deposit, adding the resulting figure to the previous day's Balancing Amount or the estimated Balancing Amount, and dividing that sum by the number of Shares in a Creation Unit. The value of each Deposit Security will be its most recent price on its primary trading market. Throughout the U.S. trading day at 15-second intervals, the vendor will recalculate the estimated NAV of a Fund's Shares to reflect changes in market values (for those Deposit Securities trading in countries whose markets are open) and changes in foreign currency exchange rates.

intends to disseminate a variety of data with respect to Shares on a daily basis by means of CTA and CQ High Speed Lines including: information as of the previous day's close with respect to NAV and the number of Shares outstanding. The Trust has been advised that similar information will be provided in connection with Shares of each Fund primarily listed on a Market other than the Listing Exchange.

The Website will also contain the following information on a per Share basis, for each Fund: (i) the prior business day's closing NAV and closing market price (based on the mid-point of the bid-asked spread at the time the Fund's NAV is calculated or the close of ETF trading on the Listing Exchange ("Bid-Asked Price")), and a calculation of the premium or discount of the Bid-Asked Price in relation to the closing NAV; and (2) data for a period covering at least the four previous calendar quarters (or life of a Fund, if shorter) indicating how frequently each Fund's Shares traded at a premium or discount to NAV based on the daily Bid-Asked Price and closing NAV, and the magnitude of such premiums and discounts. The Website will also display the Prospectus, and additional quantitative information that is updated on a daily basis.

PART V

A. Requests For Relief - Introduction

The Trust, on behalf of itself, the Listing Exchange, other Markets, the Distributor, Authorized Participants and persons or entities engaging in transactions in the Shares, requests that the Commission grant exemptive relief from Exchange Act Rule 10b-17 and and provide interpretive relief under Rules 101 and 102 of Regulation M. As noted above, this requested relief is substantially similar to relief granted to the Prior ETFs currently trading on a Market and to the other series of the Trust .

1. Rule 10b-17. Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of the Rule, however, states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that redemption is subject to the minimum condition of tendering 50,000 Shares, the Trust is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the foregoing that the Division of Investment Management issued an order permitting the Trust to issue shares with limited redeemability while still treating the Trust like any other open-end investment company. In addition, compliance with Rule 10b-17 would be impractical in light of the nature of the Fund. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Trust.

2. Rule 101 of Regulation M.

The Trust respectfully requests that the Commission grant interpretive relief from Rule 101, as discussed below, to permit persons participating in a distribution of Shares of the Fund to bid for or purchase, redeem or engage in other secondary market transactions in such Shares.

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and "its affiliated purchasers" from bidding for, purchasing from, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters and prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in such distribution.

The Trust understands that while broker-dealers that: (i) tender Portfolio Deposits to the Trust through the Distributor in return for Shares of the Fund in Creation Units; or (ii) redeem Shares of the Fund in Creation Units for receipt of Redemption Securities and cash (or cash only) held by the Fund generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Shares of the Fund in Creation Units, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as such terms are defined in Rule 100(b).

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, as discussed above, individual Shares are not redeemable except in Creation Units. Due to the redeemability of the Shares in Creation Units, there should be little disparity between the Shares' market price and their net asset value per Shares. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the condition of tendering the appropriate number of Shares of Creation Units, the Trust otherwise will continue to function as an open-end fund continuously offering its Shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares may be created and redeemed, in kind (or in cash in certain cases) at net asset value, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of their Market listing. Thus, the secondary market price of Shares should not vary substantially from the net asset value of such Shares. Because of the redeemability of Shares in Creation Units, coupled with the open-end nature of the Trust, any significant disparity between the market price of the Shares and their net asset value should be eliminated by arbitrage activity. Because the net asset value of Shares is largely based on the market value of the relevant Fund holdings, transactions involving Shares (creations from and redemptions with the Trust, as well as purchases and sales in the secondary market) will not affect net asset value. Similarly, such transactions should not have a significant effect on the market price of Shares.

The Trust requests that the Commission clarify that the tender of the Shares to a Fund for redemption and the receipt of Redemption Securities upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the Redemption Securities. As described above, following notice of redemption, a Fund will deliver the specified Redemption Securities after the redemption request is received in proper form, except in those cases where redemption proceeds are paid entirely in cash. Absent unusual circumstances, the Trust will not purchase Redemption Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the Redemption Securities. As indicated above, the Distributor will not engage in any secondary market transactions in Shares, either for its own account or for investors.

The Trust also notes that, aside from not attempting to replicate an index, each Fund, except as specifically described herein, meets the terms of the Fixed Income Class Relief Letter.[17] That letter granted class relief to fixed income ETFs from Rule 101 under Regulation M.

In view of the lack of any special financial incentive to create Creation Units of Shares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of Shares to affect significantly Shares pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of Shares or securities held by the Fund is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling Shares and thus undermine the potential beneficial market effects of Shares trading discussed throughout this Letter.

3 <u>Rule 102 of Regulation M</u>.

The Trust respectfully requests that the Commission confirm that, as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, for the reasons previously stated under the request for relief under Rule 101(c)(4), transactions in Shares would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of such Rule. Application of Rule 102 in this context would not further the anti-manipulative purposes of the Rule. Alternatively, the Trust requests that the Commission grant an exemption under paragraph (e) of Rule 102 to such effect. Application of Rule 102 in this context would not further the anti-manipulative purpose of this rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security.

As noted above, aside from not attempting to replicate an index, the Fund also either meets the terms of the Fixed Income Class Relief Letter[18] or generally limits its investments to financial instruments other than securities (e.g., currency futures contracts), exempted securities and fixed income securities that are rated investment grade by one or more NRSRO or are deemed to be of equivalent credit quality by the Adviser. That letter granted class relief to fixed income funds from Rule 102 under Regulation M.

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[17] *See* Fixed Income Class Relief Letter, *supra* n. 7.

[18] *See* Fixed Income Class Relief Letter, *supra* n. 7.

For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of a portfolio security held by the Fund during a distribution of such security. The Trust will redeem the Creation Units of Shares at the NAV of the Shares. Although Shares are traded on the secondary market, Shares may only be redeemed in Creation Units. Thus, the Trust believes that the redemption by the Trust of the Shares of the Funds at NAV in consideration principally for Portfolio Securities held by a Fund does not involve the abuses that Rule 102 was intended to prevent.

PART VI

A. Conclusion

Based on the foregoing, the Trust respectfully requests that the Commission and the Division of Trading and Markets grant the relief requested herein. The forms of relief requested are virtually identical to those actions which the Commission and the Division of Trading and Markets have taken in similar circumstances.

Thank you for your consideration of this request. Should you have any questions or require additional information, please do not hesitate to call the undersigned at (917) 267-3721 or our outside counsel, Jack Drogin of Schiff Hardin, at 202-778-6422.

Very truly yours,

Richard F. Morris

Deputy General Counsel

WisdomTree Asset Management, Inc.

cc: Jack Drogin, Schiff Hardin LLP

END